Exhibit 12.1

REX ENERGY CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended	Years ended December 31,
(in thousands, except ratios)	March 31, 2016	2015	2014	2013		2012	2011
COMPUTATION OF EARNINGS (LOSS):
Income (loss) from continuing operations before income tax	$(58,049)	$(423,245)	$(74,565)	$(6,538)		$92,203	$26,689
Add: Fixed charges	17,822	67,610	48,458	31,569		10,458	4,178
Add: Equity method investment (income) loss	—	411	813	763		3,921	(81)
Less: Capitalized interest	1,938	7,732	7,259	7,548		3,017	1,159
Less: Preferred Stock dividend requirements	2,105	9,660	2,335	—		—	—

Earnings (loss)	$(44,270)	$(372,616)	$(34,888)	$18,246		$103,565	$29,627

COMPUTATION OF FIXED CHARGES:
Interest expense	$13,032	$47,806	$36,977	$22,676		$6,418	$2,514
Add: Amortization of premium (discount) on Senior Notes, net	100	380	353	180		(8)	—
Add: Capitalized interest	1,938	7,732	7,259	7,548		3,017	1,159
Add: Amortized loan costs	647	2,032	1,534	1,165		1,031	505
Add: Preferred Stock dividend requirements(1)	2,105	9,660	2,335	—		—	—

Fixed charges, as defined	$17,822	$67,610	$48,458	$31,569		$10,458	$4,178

Ratio of earnings (loss) to fixed charges and preferred stock dividends	— (1)	— (1)	— (1)	0.6x	(1)	9.9x	7.1x

(1)	Due to our net losses for the three months ended March 31, 2016 and the years ended December 31, 2015, 2014 and 2013, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $62.1 million for the three months ended March 31, 2016 and approximately $440.2 million, $83.3 million and $13.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.